SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 7, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001-70

Board of Trade NIRE 53.3.0000581-8

Publicly Traded Company

MATERIAL FACT

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on AUGUST 05, 2003

Date, time and place:
August 5, 2003, at 10:30 a.m., at Av. Presidente Wilson nº 231, 28º andar (parte), in the city of Rio de Janeiro, Rio de Janeiro.

Summons:
Letter sent on July 24, 2003, signed by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga (doc. I), amended by letter sent on July 25, 2003, also signed by the Chairman of the Board (doc. II).

Presence:
The following members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”): Luis Octavio da Motta Veiga, Verônica Valente Dantas, Arthur Joaquim de Carvalho, Carlos Bernardo Torres Rodenburg, Carlos Alberto Araújo and Lênin Florentino de Faria.

Board:
At the opening of the meeting, Mr. Luis Octavio da Motta Veiga assumed his role as chairman of the meeting, and he invited Mr. Gabriel Filipe Corrêa de Andrade to act as secretary for the matters of the meeting.

Order of the Day:
(i)

Deliberate over the guarantees provided by BTP to Brasil Telecom S.A. (“BT”) and to its participating companies, through the opening of a fixed credit facility in the amount of R$1.776 billion, to the financing hired by BT and its participating companies to the implementation of the Business Plan;

(ii)	Deliberate over the proposal for renewing the Buyback Shares Program; and

(iii)	Deliberate over the summons of a General Shareholders Meeting to discuss the inclusion of a new text in the chapter “General Provisions” in BTP’s By-laws.

Deliberations:
Initially, Mr. Chairman registered the Vote Instruction, which was received from the Board members appointed by Invitel, pursuant to Law 6,404/76, paragraphs 8 and 9 of article 118. A copy of the Vote Instruction was filed in the headquarters of BTP (doc. III).

1.

Regarding the first item of the Order of the Day, Mr. President presented to the Board members the management proposal where BTP provides guarantees to BT and to its direct or indirect participating companies.

Mr. Paulo Pedrão Rio Branco, BTP’s CFO, pointed out that the management proposal was related to the opening of a credit facility in compliance with the market conditions up to the amount necessary to guarantee loans, up to R$1.776 billion, hired by BT and/or the companies where BTP participates direct or indirectly in order to implement the Business Plan.

The present Board members unanimously approved the proposal for the opening of a credit facility in compliance with the market conditions up to the amount necessary to guarantee loans/financing, up to R$1.776 billion, hired by BT and/or the companies where BTP participates direct or indirectly in order to implement the Business Plan.

2.	Mr. Chairman presented to the Board members the management proposal for renewing the Buyback Shares Program, which was filed in the headquarters of BTP (doc. IV).

The Board members unanimously approved the item, based on article 1 of the CVM Instruction 10/80, as amended, in § 1, incision “b”, and in § 2 of article 30 of the Law 6,404/76, altered by Law 10,303/01, and on article 23, VI, of the Company’s By-laws, the acquisition, by BTP, of its own preferred and common shares, to be kept in treasury or to be canceled, or for future sale. The acquisition hereby authorized will take place according to the following terms and conditions:

(A)	The acquisition has the objective of investing resources available for this end, derived from the account “Retained Earnings”;
(B)

The Company may purchase, to be kept in treasury or to be cancelled, or for future sales, (i) common shares up to the limit of 6,220,118,438 (six billion, two hundred and twenty million, one hundred and eighteen thousand, four hundred and thirty-eight) common shares in treasury, which correspond to the limit of 10% (ten percent) of the outstanding common shares, and (ii) preferred shares up to the limit of 22.267.018.788 (twenty-two billion, two hundred and sixty-six million, eighteen thousand and seven hundred and eighty-eight) preferred shares in treasury, which correspond to the limit of 10% (ten percent) of the outstanding preferred shares. The Company has 1,051,100,000 (one billion, fifty-one million, one hundred thousand) common shares in treasury, as of July 24, 2003;

(C)	The acquisition will be valid for 365 (three hundred and sixty five) days, beginning on August 6, 2003;
(D)

According to article 5 of the CVM Instruction 10/80, there are 284.709.685.085 (two hundred and eighty-four billion, seven hundred and nine million, six hundred and eighty-five thousand, and eighty-five) outstanding shares in the market as of July 24, 2003, being 62.201.184.377 (sixty-two billion, two hundred and one million, one hundred and eighty-four thousand, three hundred and seventy-seven) common shares and 222.508.500.708 (two hundred and twenty-two billion, five hundred and eight million, five hundred, seven hundred and eight) preferred shares;

(E)

The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the brokers Unibanco CVM S.A., with head office at Rua da Quitanda, 157/3rd floor, São Paulo – SP, ZIP code 01.012-010; Itaú CV S.A., with head office at Rua Boa Vista, 185/3rd floor, São Paulo – SP, ZIP code 01.014-001; and Credit Suisse First Boston S.A. CTVM, with head office at Avenida Brigadeiro Faria Lima, 3,064/13th floor, São Paulo – SP, ZIP code 01.451-000.

The acquisition of the shares hereby approved will be conducted by the management of BTP, and will be subject to the norms established in the Buyback Committee Meeting held on July 18, 2003, of which the minutes will be filed in the Company’s headquarters (Doc. V), and respected by the Board of Directors.

3.

Following, Mr. Chairman proposed the deliberation regarding the management proposal related to the summons of an Extraordinary General Shareholders Meeting to dicuss the inclusion of a new text in BTP’s By-laws.

The management of BTP proposed an amendment to the original proposal sent as of July 25, 2003, in order to conform the By-laws of BTP with the telecommunications industry legislation, including a new text in the By-laws, as follows:

“Article 27-A – The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory administration or fiscal committees; or (ii) have interests which conflict with those of the Company.

First Paragraph - The Board member appointed by the undersigned company of the shareholder’s agreement filed at the headquarters of the Company which are directly or indirectly involved in competition, shall not be allowed to vote in matters that, due to the competitive case, imply in a conflict of interests.

Second Paragraph - It is the responsibility of the Chairman of the Board to declare the suspension of the vote of the impeded board member.”

“Article 49 – The corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

First Paragraph - The company shall not register the acquisition of shares of its issuance which are deemed to create the impediment mentioned in the article herein.

Second Paragraph - The shareholder that, due to his/her ownership of shares, is involved in the impediment mentioned in the article herein, is bound to not exercising the right to vote in the circumstance of impediment, with no detriment to the attributions of the Annual Shareholders´ Meeting set forth in article 120 of Law no. 6.404/76.”

The Board Members unanimously approved the summons of an Extraordinary General Shareholders’ Meeting to be held by BTP on September 8, 2003, in first summons and, if there isn’t the necessary quorum, on September 18, 2003, in second summons, to deliberate over the inclusion of articles 27-a and 49 in BTP’s By-laws, as above.

Mr. Carlos Alberto de Araújo and Mr Lênin Florentino de Faria manifested their concern about the validity of the proposed articles by BTP’s management.

BTP’s Board members recommended that the Legal Department of BTP presented the analysis and reports to the shareholders and Board members about the validity of the proposed dispositions, especially according to the Law 6,404/76 before the Extraordinary General Shareholders’ Meeting, thus they can be analyzed.

Mr. Arthur Joaquim de Carvalho also asked for an external report about the validity of the proposed dispositions by BTP’s management.

Adjournment:
With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein. The minutes were read and approved by the Board members.

Rio de Janeiro, August 05, 2003.

Luis Octávio da Motta Veiga Chairman of the Meeting	Gabriel Filipe Corrêa de Andrade Secretary of the Meeting

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

FREE TRANSLATION

BRASIL TELECOM PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70
Board of Trade NIRE: 53 3 0000581 8
Publicly Traded Company

SUMMONS NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom Participações S.A. (“Company”) are being summoned to the Extraordinary General Shareholders’ Meeting to be held at 11:00 a.m., on September 08, 2003, at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

1.     Approve the inclusion of the Article 27-A “Board of Directors” in the Company’s Bylaws, as follows:

“Article 27-A – The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company.

First Paragraph — The Board member appointed by the undersigned company of the shareholder’s agreement filed at the headquarters of the Company which are directly or indirectly involved in competition, shall not be allowed to vote in matters that, due to the competitive case, imply in a conflict of interests.

Second Paragraph — It is the responsibility of the Chairman of the Board to declare the suspension of the vote of the impeded board member.”

2.     Approve the inclusion of the Article 49 in the Company’s Bylaws, as follows:

“Article 49 – The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

First Paragraph — The Company shall not register the acquisition of shares of its issuance which are deemed to create the impediment mentioned in the article herein.

Second Paragraph — The shareholder that, due to his/her ownership of shares, is involved in the impediment mentioned in the article herein, is bound to not exercising the right to vote in the circumstance of impediment, without affecting the General Meeting attributions foreseen in article 120 of Law No. 6.404/76.”

GENERAL INFORMATION:

All powers of attorney to vote at the Ordinary and Extraordinary General Shareholders’ Meeting must be delivered to the attention of the Company’s legal department at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Meetings.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Extraordinary General Shareholders’ Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings, indicating the amount of shares of the Company held by such shareholders as of such date.

Brasília, Brazil, August 6, 2003.

Luis Octavio Carvalho da Motta Veiga
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer